FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTICE OF REDEMPTION TO THE HOLDERS OF

HSBC Capital Funding (Euro 3) L.P.
(established as a limited partnership under the
Limited Partnerships (Jersey) Law 1994)
(the 'Issuer')

EUR750,000,000
5.13 per cent. Non-cumulative Step-up Perpetual Preferred Securities
(ISIN: XS0188853526 and Common code: 018885352)
(the 'Preferred Securities')

Pursuant to paragraph 4.2 of the terms of the Preferred Securities, notice is hereby irrevocably given to holders of the Preferred Securities that on 29 March 2016 (the 'First Optional Redemption Date'), HSBC (General Partner) Limited, in its capacity as general partner of the Issuer, will exercise its option to redeem all of the Preferred Securities outstanding at the stated nominal amount ('Optional Redemption Price') together with interest accrued to the First Optional Redemption Date in accordance with the terms of the Preferred Securities.

On the First Optional Redemption Date, all of the Preferred Securities issued by the Issuer shall be redeemed in whole for cash at a redemption price equal to the Optional Redemption Price.

For and on behalf of
HSBC (General Partner) Limited
As General Partner of
HSBC Capital Funding (Euro 3) L.P.

Investor enquiries to:
Rebecca Self	+44 (0) 20 7991 3643	rebecca.self@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,100 offices in 72 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,549bn at 30 September 2015, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                      By:

                                                                                      Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                     Date: 02 February 2016